Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

Lifezone Metals announces appointment of Gerick Mouton as Chief Operating Officer

January 23, 2023, 6:00AM Eastern Standard Time

NEW YORK, NY – Lifezone Holdings Limited (“Lifezone Metals” or the “Company”) is pleased to announce the appointment of Gerick Mouton as its Chief Operating Officer.

Gerick is a mechanical engineer and professional project manager with 25 years’ experience in strategic mining and mineral processing development, capital raising, leadership, organizational establishment and execution of multifaceted capital-intensive mining and mineral projects. As a global metals and mining professional, he has held senior and executive management positions within established international listed mining companies and engineering consultancies.

Gerick’s experience in the strategic development of open pit and underground mines, as well as mineral processing and refining projects, is expected to be integral to Lifezone Metals’ strategic agenda through his ability to optimise alternative development and technical scenarios from an early stage. The Company believes this ability will support the creation of shareholder value and wider economic benefits to all stakeholders in the Kabanga project.

His professional experience extends across key mining jurisdictions, including Botswana, Ghana, Democratic Republic of Congo (DRC), Zambia, Madagascar, Tanzania, South Africa and Indonesia, and companies, including Merdeka Copper Gold, Ivanhoe Mines, Bateman, and DRA Global.

Gerick has worked extensively over his career with interested and affected parties and other stakeholders to ensure uninterrupted development of large-scale projects in challenging social locations.

In another key appointment to the operations team, Lifezone Metals welcomed Manny dos Ramos to Tembo Nickel Corporation (“Tembo Nickel”) as its General Manager. He will lead and manage the day-to-day project development and operational work at the Kabanga project and Kahama refinery sites.

Manny’s recent experience includes the leadership of the surface infrastructure project team establishing Ivanhoe’s Platreef Mine in South Africa, and he has an exceptional safety record for projects under his leadership and management. He also has a passion for collaborating with affected communities, understanding their needs and finding ways to improve their livelihoods.

“We are very excited to have Gerick and Manny join the Lifezone Metals and Tembo Nickel teams,” Chris Showalter, Lifezone Metals’ CEO, said.  “Gerick has extensive project development experience on key global base metal and platinum group metal projects, and a track record of strategically articulating large-scale resource deposits into development and operations. He will be ably supported in this by Manny, who will work closely with Tembo Nickel Country Manager Benedict Busunzu, to coordinate delivery of the nickel, copper and cobalt mine at Kabanga and the hydromet processing refinery at Kahama. We are continuing to build the Lifezone Metals and Tembo Nickel teams as we advance the definitive feasibility study on the Kabanga project and work to make a final investment decision on this globally significant new nickel resource.”

Gerick Mouton, Lifezone Metals’ newly appointed Chief Operating Officer, said, “I am delighted to be joining Lifezone Metals at this critical time in the Company’s operational evolution and look forward to building both the team and our capabilities to deliver one of the most exciting high-grade nickel supply chain solution projects in Africa and globally. Advancing the Kell Plant in South Africa will also be a key focus for me as we develop and operationalise Lifezone Metals’ first hydromet refining plant, which aims to revolutionise the future in producing cleaner metals.”

The Lifezone Metals team will be available for meetings at Indaba, Cape Town February 5th to 9th (please see contacts below).

About Lifezone Metals

Lifezone Metals is a modern metals company creating value across the battery metals supply chain from resource to metal and recycling. Lifezone Metals aims to responsibly and cost-effectively provide supply chain solutions to the global battery metals market. The Company seeks to solve battery supply-chain challenges through pairing one of the largest and highest-grade undeveloped nickel sulphide deposits in the world with its proprietary hydromet technology, to produce cleaner metals. Its tailored hydromet technology is a cleaner and lower cost alternative to smelting, and the Company is partners with BHP in Tanzania with the aim of developing world-class battery metal assets. Lifezone Metals is a champion for Tanzanian metals production. Its aim is to empower Tanzania to be the next premier source of nickel, with the goal to achieve full value in-country. Lifezone Metals’ mission is to provide commercial access to patented technology and battery metals through a scalable platform.

www.lifezonemetals.com

About Tembo Nickel Corporation

Tembo Nickel is an operating company formed via the framework agreement (the “Framework Agreement”) entered into in January 2021 between Kabanga Nickel Limited and the Government of Tanzania (the “GoT”) for development of the Kabanga nickel deposits in the Ngara District in the Northwest of Tanzania. Tembo is the Swahili word for elephant and represents strength and cooperation. Under the Framework Agreement terms, the GoT holds a 16% non-dilutable free-carried interest in Tembo Nickel and Kabanga Nickel Limited holds the remaining 84% interest. The Framework Agreement includes provisions setting out the arrangement in relation to the conduct of future mining operations, the grant of the GoT’s non-dilutable free-carried interest in Tembo Nickel and its participation in mining and the financing of any future mining operations.

www.tembonickel.com

Contacts

Lifezone Metals
Natasha Liddell
Executive Vice President ESG & Communications
info@lifezonemetals.com

Media Enquiries

Tom Batchelar
TAB Communications
tom@tabcommunications.co.uk
+44 (0)7814 964 287

Daniel Thole
Fletcher Advisory
daniel@fletcheradvisory.com
+44 (0) 7821 571 308

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“SPAC”) and Lifezone Metals, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ proprietary hydromet mineral processing technology (the “Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga project, and other statements that are not historical facts.

These statements are based on the current expectations of SPAC and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by SPAC’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or SPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and SPAC; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals Limited (“Holdings”) to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

Additional Information and Where to Find It

In connection with the business combination Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that SPAC will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of SPAC as of a record date to be established for voting on the business combination. Shareholders of SPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Holdings, Lifezone Metals, SPAC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Lifezone Metals, SPAC in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of SPAC for the business combination. Information about SPAC’s directors and executive officers is also available in SPAC’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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